EXHIBIT 12.1

CDW CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Predecessor		Successor
	Year ended December 31,	Period from January 1, 2007 to October 11, 2007	Period from October 12, 2007 to December 31, 2007
				Year ended December 31,			Six months ended June 30,
(dollars in millions)	2006			2008	2009	2010	2010	2011
Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$414.4	$286.4	$(58.8)	$(1,777.2)	$(461.2)	$(37.1)	$(7.2)	$(56.2)
Distributed income from equity investees	—	—	—	—	—	0.2	—	—
Fixed charges	5.0	4.6	105.8	397.3	413.1	420.7	209.5	158.6

Total earnings	$419.4	$291.0	$47.0	$(1,379.9)	$(48.1)	$383.8	$202.3	$102.4

Computation of fixed charges:
Interest on debt obligations	$—	$—	$91.1	$351.8	$389.3	$394.7	$196.5	$147.4
Amortization of debt issuance costs	—	—	13.4	38.6	16.2	18.0	9.0	7.7
Portion of rent expense representative of interest (1)	5.0	4.6	1.3	6.9	7.6	8.0	4.0	3.5

Total fixed charges	$5.0	$4.6	$105.8	$397.3	$413.1	$420.7	$209.5	$158.6

Ratio of earnings to fixed charges	84x	63x	(2)	(2)	(2)	(2)	(2)	(2)

(1)	Imputed interest on operating leases is estimated to be approximately one-third of rent expense.
(2)

For the period from October 12, 2007 to December 31, 2007, the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2010 and 2011, earnings available for fixed charges were inadequate to cover fixed charges by $58.8 million, $1,777.2 million, $461.2 million, $37.0 million, $7.2 million and $56.2 million, respectively.